[Aeroflex Incorporated Letterhead]

December 11, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Aeroflex Incorporated Registration Statement on Form S-4 Filed December 11, 2008

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 filed by Aeroflex Incorporated (the “Company”), and the subsidiaries of the Company listed therein, with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), relating to the issuance by the Company of $225,000,000 aggregate principal amount of 11.75% Senior Notes due February 15, 2015 (the “New Notes”) in exchange for $225,000,000 in aggregate principal amount of the Company’s outstanding 11.75% Senior Notes due February 15, 2015.  In connection with the Registration Statement, the Company hereby confirms and represents as follows:

1.           The Company is registering the exchange offer in reliance on the Commission’s position enunciated in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).

2.           The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the exchange offer.  In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus or the letter of transmittal) that if such person is tendering outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Commission’s position in the Exxon Capital Letter or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a resale transaction.

Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.

If any additional information is required by the Commission, please contact the Company’s counsel, Gary T. Moomjian, Esq., of Moomjian, Waite, Wactlar & Coleman, LLP at (516) 937-5900.

Very truly yours,

AEROFLEX INCORPORATED

By:	/s/ Leonard Borow
Name: Leonard Borow
Title: President and Chief Executive Officer